UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Expiration and Final Results of Tender Offers

On July 15, 2016, Intelsat S.A. issued a press release announcing the expiration of the previously announced tender offers (the “Tender Offers”) by Intelsat S.A.’s indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A., to purchase its 6 5⁄8% Senior Notes due 2022 (the “2022 Notes”), 5 1⁄2% Senior Notes due 2023 (the “2023 Notes”) and 7 1⁄2% Senior Notes due 2021 (the “2021 Notes,” and together with the 2022 Notes and the 2023 Notes, the “Notes”), for up to $463,000,000 in aggregate cash consideration (excluding accrued and unpaid interest on the Notes and fees and expenses related to the Tender Offers), subject to certain terms and conditions.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release announcing the expiration, final results and anticipated settlement of the Tender Offers.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated July 15, 2016, entitled “Intelsat Announces Expiration, Final Results and Anticipated Settlement of Tender Offers for Certain Notes of Intelsat Jackson Holdings S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2016	INTELSAT S.A.

	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer

Exhibit No.	Document Description

99.1	Press Release, dated July 15, 2016, entitled “Intelsat Announces Expiration, Final Results and Anticipated Settlement of Tender Offers for Certain Notes of Intelsat Jackson Holdings S.A.”